Brian T. London

Of Counsel

+1.215.963.5886

brian.london@morganlewis.com

December 27, 2024

FILED AS EDGAR CORRESPONDENCE

Alison T. White, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Advisors’ Inner Circle Fund III 485(a) Filing (File Nos. 033-192858 and 811-22920)

Dear Ms. White:

On behalf of our client, The Advisors’ Inner Circle Fund III (the “Trust”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone, regarding the Trust’s post-effective amendment no. 365, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 369, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the Knights of Columbus U.S. All Cap Index Fund (the “Fund”), a series of the Trust. Below, we have briefly summarized your comments and questions, followed by our responses. Where indicated, certain of the responses are based on information provided by Knights of Columbus Asset Advisors LLC (the “Adviser”) and L2 Asset Management, LLC (the “Sub-Adviser”) for the specific purpose of responding to the Staff’s comments. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

1.	Comment. Please advise whether the Fund will be changing its name to reflect the change in the underlying index from the Knights of Columbus U.S. All Cap Index (the “Prior Index”) to the Bloomberg U.S. 3000 Catholic Values Index (the “New Index”). If so, please revise the disclosure as appropriate.

Response. The Fund does not currently intend to change its name to reflect the New Index.

2.	Comment. Please bold the second sentence of the preamble in the “Fund Fees and Expenses” section of the Prospectus per Item 3 of Form N-1A.

Response. The Fund has made the requested revision.

Alison T. White, Esq.

December 27, 2024

3.	Comment. In the “Principal Investment Strategies” section, please disclose (i) the approximate number of constituents in the New Index; (ii) the weighting methodology of the Bloomberg U.S. 3000 Index, the Index’s parent index (the “Parent Index”); and (iii) the average weighted market capitalization and range of market capitalizations of the Parent Index.

Response. The “Principal Investment Strategies” section has been updated to disclose that (i) as of November 30, 2024, the New Index consisted of approximately 2,666 constituents; (ii) the Parent Index is a free-float market-capitalization-weighted index; and (iii) as of November 30, 2024, the market capitalizations of the Parent Index ranged from approximately $18 million to $3.6 trillion, and its average weighted market capitalization was approximately $900.5 billion.

4.	Comment. Please supplementally provide the Staff with the New Index methodology.

Response. The Trust has supplementally provided the Staff with the New Index methodology.

5.	Comment. With reference to the United States Conference of Catholic Bishops’ Socially Responsible Investing Guidelines (the “USCCB guidelines”):

(i). Please supplementally provide a description of the USCCB guidelines, including the role they play in the construction of the New Index. For instance, how specific are the guidelines, and are all of the guidelines followed? Also, what do the guidelines say about contraception? Do the guidelines identify specific products, companies or categories for exclusion, or is that determination made by the New Index?

Response. The USCCB guidelines outline principles to be followed when evaluating whether potential investments follow Catholic social teaching. Broadly, the guidelines provide direction in key areas: Protecting Human Life, Promoting Human Dignity, Acting Justly, Enhancing the Common Good and Caring for the Environment. The guidelines also provide direction on actions to be taken by investors: Do No Harm, which requires avoidance of investment or divestment, Actively Work for Change, which allows investment but recommends engagement with company management to influence corporate culture and shape policies and decisions, and Promote the Common Good, which recommends supporting policies that match Catholic moral teaching and/or making community development investments that do the same.

With respect to the role the USCCB guidelines play in the construction of the New Index, the New Index excludes companies that violate the criteria outlined in the USCCB guidelines. The USCCB guidelines identify specific activities that should be avoided for investment. Bloomberg Index Services Limited (“Bloomberg” or “BISL”), the index provider, contracts with Morningstar Sustainalytics to apply the USCCB guidelines and determine which companies meet the exclusions criteria. The construction methodology of the New Index fully implements the USCCB guidelines and provides BISL with sole discretion to determine which securities are eligible for exclusion.

Alison T. White, Esq.

December 27, 2024

With reference to contraception, the USCCB guidelines restrict investment in companies that have any kind of involvement in the production of contraceptives or derive more than 10% of revenue from the sale of contraceptives.

(ii). Please supplementally explain if there are any USCCB guidelines that are not being implemented fully.

Response. The Adviser confirms that the construction methodology of the New Index fully implements the USCCB guidelines.

(iii). Please consider revising the disclosure to address any sector tilts in favor of, or against, a sector that arise from excluding issuers based on the USCCB guidelines.

Response. The Fund has revised the “Principal Investment Strategies” disclosure in the Prospectus to clarify that the application of the USCCB guidelines may, from time to time, result in the Index being underweight certain sectors (such as the health care sector) or overweight certain sectors (such as the information technology sector) relative to the Parent Index.

6.	Comment. Given that the Parent Index includes the 3,000 U.S. companies with the largest free-float market capitalizations, please confirm that “All Cap” is still appropriate in the Fund’s name.

Response. The Adviser confirms that the phrase “All Cap” remains appropriate for inclusion in the Fund’s name. The Adviser notes that both the Prior Index and the New Index include small-cap, mid-cap, and large cap companies. Specifically, as of November 30, 2024, the market capitalization range of the Prior Index was approximately $33 million to $3.6 trillion, and the market capitalization range of the New Index was approximately $18 million to $3.6 trillion. Accordingly, the Adviser believes that the phrase “All Cap” appropriately represents the Fund’s investment universe under both the Prior Index and New Index.

Alison T. White, Esq.

December 27, 2024

7.	Comment. With reference to the first sentence of the second paragraph in the “Principal Investment Strategies” section, please disclose the other “enterprises” that conflict with the USCCB Guidelines. Please also summarize the USCCB guidelines in the Prospectus.

Response. The first sentence of the second paragraph in the “Principal Investment Strategies” section has been replaced with the following sentence:

The Index consists of all common stocks and real estate investment trusts (“REITs”) in the Bloomberg U.S. 3000 Index (the “Parent Index”), excluding companies that are determined by Bloomberg Index Services Limited (“Bloomberg” or “BISL”) and Morningstar Sustainalytics (“Sustainalytics”) to be involved with activities that conflict with the USCCB Guidelines, including gambling, abortion, contraception, pornography and other forms of adult entertainment, stem cell and fetal tissue research/human cloning, tobacco, cannabis, weapons of mass destruction and other forms of controversial weapons, manufacturing and selling of weapons to civilians (the “Restricted Securities List”), or other activities that may be added to the Restricted Securities List from time to time.

In addition, a summary of the USCCB guidelines has been added to the “More Information about the Fund’s Investment Objectives and Strategies” section of the Prospectus.

Alison T. White, Esq.

December 27, 2024

8.	Comment. The “Principal Investment Strategies” section states that the Fund will concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that the New Index is so concentrated. If the New Index is currently concentrated, please add appropriate principal investment strategy and risk disclosure.

Response. The Adviser confirms that as of November 30, 2024, the New Index is not concentrated in a particular industry or group of industries. Therefore, the Fund has not made disclosure changes in this regard.

9.	Comment. Please confirm if the “Small- and Mid- Capitalization Company Risk” disclosure remains applicable given that the Parent Index includes the 3,000 U.S. companies with the largest free-float market caps.

Response. The Adviser confirms that the “Small- and Mid- Capitalization Company Risk” disclosure remains applicable to the Fund given the constituents of the New Index.

10.	Comment. With reference to the “Equity Risk” disclosure in the “More Information about Risk” section:

(i). The first sentence states: “Equity securities include public and privately issued equity securities, common and preferred stocks, warrants, rights to subscribe to common stock, convertible securities, depositary receipts and shares of real estate investment trusts ("REITs").” If the Fund may principally invest in any of these securities, please add corresponding disclosure to the Principal Investment Strategies and Principal Risks sections.

Response. The Fund has removed privately-issued securities, preferred stocks, convertible securities, depositary receipts, and warrants and rights from the above-referenced sentence because they are not principal investments of the Fund.

(ii). The last sentence states: “Depositary receipts and REITs are discussed elsewhere in this section,” although this does not appear to be the case. Please delete this sentence or include the referenced disclosure if appropriate.

Response. The Fund separately discusses risks relating to REITs in this same section under “Real Estate Investment Trusts Risk.” However, the Fund has deleted the reference to depositary receipts from the above-referenced sentence.

11.	Comment. With reference to the “Indexing Strategy/Index Tracking Risk” in the “More Information about Risk” section, the second sentence refers to the Prior Index. Please revise the disclosure accordingly.

Response. The Fund has revised the disclosure to refer to the New Index.

Alison T. White, Esq.

December 27, 2024

12.	Comment. The disclosure under “Information about Portfolio Holdings” states that “The Adviser may exclude any portion of the Fund’s portfolio holdings from such publication when deemed in the best interest of the Fund.” Please provide the legal basis for doing so.

Response. The referenced disclosure relates to the list of the Fund’s ten largest portfolio holdings that is voluntarily posted on its website, rather than the quarterly portfolio holdings disclosure that is required by applicable law. To make that more clear, the Trust has revised the second sentence of the referenced section to clarify that website publication of the Fund’s portfolio holdings is "in addition to disclosure required by applicable law as discussed in the SAI." In addition, the Trust has added the following sentence to the end of the referenced section: "Nevertheless, as described in the SAI, the Fund will disclose its complete portfolio holdings quarterly, within 60 days of the end of each fiscal quarter." In light of the foregoing, the Trust believes that the section includes appropriate disclosure with respect to this matter.

13.	Comment. Please consider removing the “Dormant Multi-Manager Arrangement” disclosure.

Response. The Trust respectfully declines to remove the disclosure because the standard shareholder approval condition of the multi-manager exemptive orders requires that a fund’s public shareholders purchase shares on the basis of a prospectus containing the disclosure where, as here, the multi-manager arrangement is approved by the initial shareholder of the fund before the fund’s shares are offered to the public.

14.	Comment. In the “Taxes” section of the Prospectus, the Staff notes that there are references to the Knights of Columbus Real Estate Fund. Please advise or revise the disclosure accordingly.

Response. The Fund has deleted all references to the Knights of Columbus Real Estate Fund from the Prospectus.

15.	Comment. Please file any index license agreements as an exhibit.

Response. The Registrant does not believe the index license agreement is required to be filed because the Registrant and the Fund are not parties to the license agreement and, therefore, has not filed the license agreement as an exhibit to the registration statement.

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If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5886.

Very truly yours,

/s/ Brian T. London
Brian T. London